TELECONNET INC.
Oude Vest 4
4811 HT, Breda
The Netherlands

February 8, 2010

Larry Spirgel, Esq.
Assistant Director, Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street
Mail Stop 3720
Washington, D.C. 20549

Re:	Teleconnect Inc.
Form 10-K for the year ended September 30, 2009
Filed January 13, 2010
File No. 0-30611

Dear Mr. Spirgel,

Teleconnect Inc. (the “Company”) has reviewed your letter to the Company dated January 28, 2010, and the written response of Stephen A. Zrenda, Jr., P.C. dated February 5, 2010, and the Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Very truly yours,

        TELECONNECT INC.

        By /s/ Dirk L. Benschop
         Dirk L. Benschop,
         Chief Executive Officer and President